SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS JOHN ADEBIYI ♦ CHRISTOPHER W. BETTS EDWARD H.P. LAM ♦* HAIPING LI * CLIVE W. ROUGH ♦ JONATHAN B. STONE * ALEC P. TRACY *	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C.
WILMINGTON

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO Seoul SHANGHAI SINGAPORE SYDNEY TOKYO
	September 25, 2015	TORONTO

Confidential

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Secoo Holding Limited

CIK No. 0001633441

Response to the Staff’s Comment Letter Dated June 23, 2015

Dear Ms. Ransom and Ms. López:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 23, 2015. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on June 12, 2015, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect its recent developments and to include the unaudited interim consolidated financial statements as of and for the six months ended June 30, 2014 and 2015.

Liquidity and Capital Resources, page 87

1.                                      We note your response to comment 3 and we re-issue this comment. Please file the support letter as an exhibit to your registration statement or explain to us in sufficient detail why you do not believe it is required to be filed. In this regard, we continue to note your disclosure on page 88 that “[your] cash and cash equivalents, together with the financial support from one of [y]our preferred shareholders, will be sufficient to meet [y]our anticipated working capital.” Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the Company does not believe the support letter is required by Item 601 of Regulation S-K to be filed as an exhibit. Particularly, in respect of Paragraph (b)(10) of Item 601 of Regulation S-K, the Company does not consider the support letter to be material to the Company. The Company recently raised US$55.0 million through a new round of private placement financing in the third quarter of 2015. The Company believes that its current cash and cash equivalents will be sufficient to meet the anticipated working capital requirements and capital expenditures of the Company for the next 12 months.

The Company has revised the disclosure under the heading Liquidity and Capital Resources on page 90 of the Revised Draft Registration Statement. Among such revisions, the Company has removed “together with the financial support from one of our preferred shareholders” from the referenced sentence in the Staff’s comment 1 above.

2.                                      We note your revised disclosure on page 87 that “[i]n June 2015, [you] borrowed a loan of RMB30.0 million from an individual.” Please provide us with your analysis as to whether you are required to disclose this loan under Item 7.B of Form 20-F.

The Company respectfully advises the Staff that the individual who extended the relevant loan to the Company in June 2015 is not a related party of the Company as listed under Item 7.B of Form 20-F, and such loan is not a related party transaction of the Company. The Company does not believe such loan is required to be disclosed under Item 7.B of Form 20-F.

Exhibit 99.2 — Opinion Han Kun Law Offices

3.                                      Please have counsel revise the legal opinion to also include counsel’s consent to being named in the registration statement. Please refer to Section IV of Staff Legal Opinion No. 19.

In response to the Staff’s comment, the Company has asked counsel to revise the legal opinion letter and has submitted the revised letter as Exhibit 99.2 to the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Director and Chief Executive Officer, Secoo Holding Limited

John Yijia Bi, Chief Financial Officer, Secoo Holding Limited
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP